SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3, LP

(Name of the Issuer)

CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3, LP

CONCAP EQUITIES, INC.

AIMCO PROPERTIES, L.P.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/IPT, INC.

AIMCO-GP, INC.

AIMCO IPLP, L.P.

COOPER RIVER PROPERTIES, L.L.C.

MADISON RIVER PROPERTIES, L.L.C.

AIMCO CCIP/3 MERGER SUB LLC

(Names of Persons Filing Statement)

Series A Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant Executive Vice President Apartment Investment and Management Company 4582 South Ulster Street, Suite 1100 Denver, Colorado 80237 (303) 757-8101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

WITH COPIES TO:

Jonathan Friedman, Esq.	Joseph Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400	Four Times Square
Los Angeles, CA 90071	New York, NY 10036

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☑	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$8,809,643.68	$1,022.38

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 143,713.6 Series A limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $61.30 per Series A limited partnership unit.

**	Calculated as the sum of (i) the initial transaction valuation of $8,530,839.30 multiplied by 0.0001161, and (ii) the increase in transaction value of $278,804.38 multiplied by 0.0001146.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $990.43 (Registration No. 333-175843)	Filing Party: Apartment Investment and Management Company; AIMCO Properties, L.P.
Form or Registration No.: Form S-4	Date Filed: July 28, 2011

Amount Previously Paid: $31.95 (Registration No. 333-175843)	Filing Party: Apartment Investment and Management Company; AIMCO Properties, L.P.
Form or Registration No.: Form S-4	Date Filed: November 15, 2011

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed solely to report the results of the Rule 13e-3 transaction subject to this Schedule 13E-3.

On November 15, 2011, Consolidated Capital Institutional Properties/3, LP, a Delaware limited partnership (the “Partnership”) entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”) and AIMCO CCIP/3 Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Amended and Restated Merger Agreement provides for the Merger Subsidiary to be merged with and into the Partnership, with the Partnership as the surviving entity (the “Merger”), upon approval by a majority in interest of the Series A units of limited partnership interest of the Partnership (the “Series A Units”) outstanding.

On January 23, 2012, AIMCO Properties and its affiliates, which owned 239,212 of the 382,893.60 issued and outstanding Series A Units, or approximately 62.47% of the number of units outstanding, took action by written consent to approve the Merger, which was completed on January 23, 2012. In the Merger, each Series A Unit outstanding immediately prior to the Merger (other than Series A Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the holder, either $61.30 in cash (the “Cash Consideration”), or 2.67 partnership common units of AIMCO Properties. Limited partners who reside in the State of California, or who fail to make an election, will receive only the Cash Consideration. In the Merger, AIMCO Properties’ membership interest in the Merger Subsidiary was converted into 1,000 Series A Units. ConCap Equities, Inc. continues to be the sole general partner of the Partnership, and the Partnership’s agreement of limited partnership in effect immediately prior to the Merger remains unchanged.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3, LP

By:	ConCap Equities, Inc.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

CONCAP EQUITIES, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO/IPT, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO-GP, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

COOPER RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P.,
Its Sole Member

By:	AIMCO/IPT, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

MADISON RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P., Its Sole Member

	By:	AIMCO/IPT, INC.,
Its General Partner

		By:	/s/ Trent A. Johnson
			Name:	Trent A. Johnson
			Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO CCIP/3 MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.,
Its Sole Member

	By:	AIMCO-GP, INC.,
Its General Partner

		By:	/s/ Trent A. Johnson
			Name:	Trent A. Johnson
			Title:	Vice President and
Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175843, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s and Aimco OP’s Current Report on Form 8-K, dated December 13, 2011 is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of March 16, 2011, by Cogent Realty Advisors, LLC, related to Tamarac Village Apartments (Exhibit 99.1 to the Registration Statement on Form S-4, File No. 333-175843, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)	Supplemental Letter, dated as of June 17, 2011, by Cogent Realty Advisors, LLC, related to Tamarac Village Apartments (Exhibit 99.2 to the Registration Statement on Form S-4, File No. 333-175843, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of October 13, 2011, by Cogent Realty Advisors, LLC, related to Tamarac Village Apartments (Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175843, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(4)	Appraisal Report, dated as of October 14, 2011, by KTR Real Estate Advisors LLC, related to Cedar Rim Apartments (Exhibit 99.4 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175843, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(5)	Opinion of Duff & Phelps, LLC, dated as of November 15, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175843, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(6)	Board Presentation dated November 15, 2011, prepared by Duff & Phelps, LLC (Exhibit (c)(7) to Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission by Angeles Partners XII, LP, Angeles Realty Corporation II, AIMCO Angeles GP, LLC, Aimco OP, Aimco, AIMCO/IPT, Aimco GP, AIMCO IPLP, Cooper River, Broad River Properties, L.L.C., and AIMCO AP XII Merger Sub LLC on November 15, 2011 is incorporated herein by reference).

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by CCIP/3 on November 15, 2011 is incorporated herein by reference).

(d)(2)	Amendment to the Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2012, by and among Consolidated Capital Institutional Properties/3, LP, AIMCO Properties, L.P. and AIMCO CCIP/3 Merger Sub LLC.

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175843, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(g)	Not applicable.